# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Luckin Coffee Inc., CIK 0001767582
CUSIP: 54951L109
Title of class of securities: Class A Ordinary Shares, par value US$0.000002 per share
Address of issuer's principal executive offices: 28TH FLOOR, BUILDING T3, HAIXI JINGU PLAZA 1-3 TAIBEI ROAD, XIAMEN, FUJIAN, China (F4), 361008
Date of event which requires filing of this statement: 03/02/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001701717

## Reporting persons
- First Beijing Investment Ltd: type of reporting person: other (OO); citizenship or place of organization: Hong Kong (K3); does not affirm membership in a group (box b); sole voting power 107,699,376; shared voting power 0; sole dispositive power 107,699,376; shared dispositive power 0; aggregate amount beneficially owned 107,699,376 (5.1% of the class)
  Comment: Exempt Reporting Advisor

## Item 1. Issuer
Name of issuer: Luckin Coffee Inc.
Address of issuer's principal executive offices: 28TH FLOOR, BUILDING T3, HAIXI JINGU PLAZA 1-3 TAIBEI ROAD, XIAMEN, FUJIAN, CHINA, 361008

## Item 2. Person Filing
Name of person filing: First Beijing Investment Limited
Address of principal business office or, if none, residence: 16th Floor, On Building, 162 Queens Road, Central, Hong Kong
Citizenship: Hong Kong

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: These 107,699,376 Class A ordinary shares represent 13,462,422.00 ADSs (each representing 8 Class A ordinary shares) of the Issuer. There is no CUSIP number assigned to the ordinary shares. CUSIP number 54951L109 has been assigned to the American Depositary Shares ("ADS") of the Issuer, each ADS representing eight Class A ordinary shares, which are quoted on the OTC market under the symbol "LKNCY".
Percent of class: 5.07%. The ownership is calculated based on 2,124,695,348 Class A Ordinary Shares of the Issuer outstanding as of December 31, 2024, according to the Form 20-F filed by the Issuer with the Securities and Exchange Commission (the "SEC") on March 31, 2025.
Sole power to vote or to direct the vote: 107,699,376. Same as Item 4.(a)
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 107,699,376. Same as Item 4.(a)
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- First Beijing Investment Ltd: LI JINGWEI, DIRECTOR (03/04/2026)